Exhibit 99.1

Senstar Technologies Corporation
119 John Cavanaugh Drive	T: +1-613-839-5572
Ottawa, ON
Canada K0A 1L0	www.senstar.com

Senstar Technologies Corporation
Reports Fourth Quarter 2025 Financial Results

Ottawa, Ontario, April 23, 2026 /PRNewswire/ -- Senstar Technologies Corporation (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and twelve months ended December 31, 2025. Management will hold an investors' conference call later today (at 9:30 a.m. Eastern Time) to discuss the results.

Full Year 2025 Summary:

(Full year 2025 results compared to the full year 2024)

•	Revenue of $36.4 million with gross margin of 65.5% compared to $35.8 million and 64.1%, respectively in the full year of 2024.

•	Net income of $3.2 million compared to $2.6 million in 2024.

•	Full year 2025 EBITDA of $3.7 million compared to $4.6 million last year, reflecting higher operating expenses related to the Blickfeld acquisition.

•	Ended the year with $22.5 million in cash and short-term bank deposits and no debt, compared with $20.6 million as of December 31, 2024.

Fourth Quarter 2025 Summary:

(Fourth quarter 2025 results for the three months ended December 31, 2025, compared to the three months ended December 31, 2024)

•
Revenue of $8.8 million with gross margin of 61.5% compared to $10.2 million and 64.5%, primarily impacted by US government projects delays following shutdown, and a non-recurring 2024 project in EMEA, with associated revenue expected to shift into 2026.

•	Net loss of $33,000 compared to Net Income of $1.6 million in the fourth quarter of last year.

•	Fourth quarter EBITDA of $15,000 compared to $1.6 million in the fourth quarter of last year.

Mr. Fabien Haubert, CEO, stated, “We delivered solid full-year results in 2025, with revenue and gross margin expansion, while maintaining a profit trajectory and strong balance sheet with $22.5 million in cash. This performance for the year reflects continued growth across our business, while the fourth quarter results were impacted delays in Government projects mainly following the shutdown and a non-recurring 2024 project timing expected to generate further revenue in 2026. Importantly, despite Q4, core vertical revenue grew 5% for the year, reflecting steady demand across markets.

Mr. Haubert continued, “We began 2026 with the closing of the Blickfeld acquisition, which enhances our technology capabilities and positions us to gain share in the high-growth LiDAR market, estimated to grow over 20% per year. With increasing customer activity across Data Centers, Energy verticals and LiDAR applications, we enter 2026 with strong momentum and are focused on delivering sustainable, long-term growth through converting our growing pipeline into revenue.”

Full Year 2025 Financial Results Summary

Revenue was $36.4 million, an increase of 2% compared with $35.8 million in 2024. The increase in annual revenue was primarily due to growth from the corrections and energy verticals in North America and LATAM.

Gross profit was $23.8 million with gross margin of 65.5%, compared with $22.9 million, or 64.1% gross margin in 2024. The increase in gross margin was due to favorable product mix and efficiency gains from product redesign and material purchase processes.

Operating expenses were $20.8 million; a 9% increase compared to the prior year’s operating expenses of $19.0 million. The growth in operating expenses is primarily due to general and administrative costs associated with the Blickfeld transaction announced in December 2025, as well as the closing costs of a foreign entity.

Operating income for 2025 was $3.0 million compared to operating income of $3.9 million in the year-ago period. The decline is the result of slightly slower revenue growth and increases in general and administrative costs associated with the Blickfeld transaction and the closing of the foreign entity.

Financial income of $71,000 in 2025 compared to financial income of $0.7 million in the year-ago period.

Net income in 2025 was $3.2 million, or $0.14 per share, versus a net income of $2.6 million, or $0.11 per share in 2024.

EBITDA for 2025 was $3.7 million versus $4.6 million in 2024.

Cash and cash equivalents and short-term bank deposits of $22.5 million, or $0.96 per share, as of December 31, 2025, compared with $20.6 million, or $0.88 per share, at December 31, 2024.

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Fourth Quarter 2025 Financial Results Summary

Revenue for the fourth quarter of 2025 was $8.8 million, a decline of 14% compared with $10.2 million for the fourth quarter of 2024. The revenue decline in the quarter is primarily attributable to pressure in the U.S. from delays in Government projects and in Europe from a large non-recurring project in 2024, positively offset by 110% growth in Canada and 21% growth in APAC.

Fourth quarter gross profit was $5.4 million, or 61.5% gross margin, compared with $6.6 million, or 64.5% gross margin, for the fourth quarter of 2024. The decline in gross margin is primarily related to lower revenue, less favorable product mix, and some overhead expense cadence.

Operating expenses increased to $5.6 million, compared to $5.1 million for the fourth quarter of 2024. The increase was mainly driven by general and administrative expenses, including $0.4 million in consulting and closing costs related to the recent acquisition of Blickfeld.

Operating loss for the fourth quarter of 2025 was $159,000 compared to Operating income of $1.5 million for the fourth quarter of last year. The variation in operating income is primarily attributable to a decline in revenue and an increase in general and administrative expenses.

Financial loss of $150,000 compared to financial income of $0.5 million for the fourth quarter of last year.

Net loss in the fourth quarter of 2025 was $33,000, or less than $0.01 per share, compared to $1.6 million, or $0.07 per share, in the fourth quarter of last year.

EBITDA for the fourth quarter of 2025 was $15,000 compared to $1.6 million in the fourth quarter of 2024.

Earnings Conference Call Information:

We will host a conference call later today, April 23, 2026. The call will begin promptly at 9:30 a.m. Eastern Time. We request that participants dial in 10 minutes before the conference call commences and use the conference ID number 13759945.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International:1-201-493-6779

The conference call will also be available via a live webcast at
https://viavid.webcasts.com/starthere.jsp?ei=1759681&tp_key=2a5c641eb6

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13759945

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About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including the effect of tariffs imposed by governments in countries in which we operate and those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the  United States Securities and Exchange Commission, or the SEC, and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:	IR Contact:
Senstar Technologies Corporation	Hayden IR
Alicia Kelly,	Corbin Woodhull,
Chief Financial Officer	Managing Director
Alicia.Kelly@senstar.com	Corbin@HaydenIR.com
+1-602-476-1821

-- Tables follow –

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2025	2024	% change	2025	2024	% change
Revenue	8,772	10,235	(14)	36,374	35,753	2
Cost of revenue	3,380	3,636	(7)	12,537	12,836	(2)

Gross profit	5,392	6,599	(18)	23,837	22,917	4
Operating expenses:
Research and development, net	736	809	(9)	3,348	4,151	(19)
Selling and marketing	2,581	2,605	(1)	9,632	8,998	7
General and administrative	2,234	1,719	30	7,847	5,885	33
Total operating expenses	5,551	5,133	8	20,827	19,034	9

Operating income (loss)	(159)	1,466		3,010	3,883
Financial income (expenses), net	(150)	463		(71)	(731)

Income before income taxes	(309)	1,929		3,081	4,614

Taxes on income (tax benefits)	(276)	324		(136)	1,977

Net income (loss)	(33)	1,605		3,217	2,637

Basic and diluted net income per share	$0.00	$0.07		$0.14	$0.11

Weighted average number of shares used in computing basic net income (loss) per share	23,331,653	23,326,653		23,331,653	23,326,653

Weighted average number of shares used in computing diluted net income (loss) per share	23,626,234	23,316,885		23,459,946	23,311,721

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SENSTAR TECHNOLOGIES CORPORATION
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS METRICS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2025%	2024%	2025%	2024%

Gross margin	61.5	64.5	65.5	64.1
Research and development, net as a % of revenues	8.4	7.9	9.2	11.6
Selling and marketing as a % of revenues	29.4	25.5	26.5	25.2
General and administrative as a % of revenues	25.5	16.8	21.6	16.5
Operating margin	-	14.3	8.3	10.9
Net margin (loss)	-	15.7	8.8	7.4

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SENSTAR TECHNOLOGIES CORPORATION
 RECONCILIATION OF EBITDA TO NET INCOME (LOSS)
(All numbers expressed in thousands of US$)

	Three Months Ended December 31,		Twelve Ended December 31,
	2025	2024	2025	2024

GAAP income (loss)	(33)	1,605	3,217	2,637
Less:
Financial income (expenses), net	(150)	463	71	731
Taxes on income (tax benefits)	(276)	324	(136)	1,977
Depreciation and amortization	(175)	(181)	(676)	(733)
EBITDA	15	1,647	3,684	4,616

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2025	2024
CURRENT ASSETS:
Cash and cash equivalents	$22,341	$20,466
Short-term bank deposits	127	111
Restricted cash and deposits	6	5
Trade receivables, net	9,840	10,306
Unbilled accounts receivable	219	228
Other accounts receivable and prepaid expenses	2,710	2,161
Inventories	5,591	4,957

Total current assets	40,834	38,234

LONG TERM ASSETS:

Deferred tax assets	671	1,158
Operating lease right-of-use assets	549	528

Total long-term assets	1,220	1,686

PROPERTY AND EQUIPMENT, NET	1,622	1,328

INTANGIBLE ASSETS, NET	142	468

GOODWILL	10,850	10,360

TOTAL ASSETS	$54,668	$52,076

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SENSTAR TECHNOLOGIES CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2025	2024

CURRENT LIABILITIES:

Trade payables	$1,889	$2,689
Deferred revenues and customer advances	2,884	3,044
Other accounts payable and accrued expenses	3,993	6,433
Short-term operating lease liabilities	269	254

Total current liabilities	9,035	12,420

LONG-TERM LIABILITIES:
Deferred revenues	1,510	1,171
Deferred tax liabilities	580	443
Long-term operating lease liabilities	289	296
Other long-term liabilities	38	70

Total long-term liabilities	2,417	1,980

SHAREHOLDERS' EQUITY

Share Capital: Common shares - 39,748,000 shares authorized -
No par value, 23,331,653 and 23,326,653 shares issued and outstanding at December 31, 2025 and at December 31, 2024, respectively	-	-
Additional paid-in capital	38,005	37,377
Accumulated other comprehensive income (loss)	(507)	(980)
Foreign currency translation adjustments (stand-alone financial statements)	9,664	8,442
Accumulated deficit	(3,946)	(7,163)

TOTAL SHAREHOLDERS' EQUITY	43,216	37,676

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$54,668	$52,076

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